UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 30, 2025, Sagtec Global Limited (the “Company”) issued a press release dated July 18, 2025, announcing that it is in the advanced stage of finalizing a share sale agreement with RAMSSOL Group Berhad.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated July 18, 2025 titled: “Sagtec Finalizing Terms of Share Sale Agreement with RAMSSOL Group Berhad to Acquire Stake in Rider Gate Sdn. Bhd..”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: July 18, 2025

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